

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 10, 2017

Paul Hilal
Founder and CEO
Mantle Ridge LP
900 Third Avenue, 11th Floor
New York, NY 10022

> **Re: CSX Corp.**
> **Preliminary Proxy Statement filed under EDGAR Tag PREN14A**
> **Filed April 3, 2017 by Mantle Ridge LP et al.**
> **File No. 001-08022**

Dear Mr. Hilal:

We have reviewed the above-captioned filing, and have the following comments.

Item 1: Election of Directors

1. Please advise us of the legal basis upon which the participants relied to conclude that each of the nominees for director is bona fide within the meaning of Rules 14a-4(d)(1) and (4).

Item 5: Advisory Vote Concerning Reimbursement Arrangements…. Page 19

2. Advise us, with a view toward revised disclosure, what consideration has been given to the application of Item 10 of Schedule 14A to this proposal. Refer to Instruction 1of Item 10.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Alan J. Sinsheimer
Sullivan and Cromwell LLP

Richard M. Brand
Cadwalader, Wickersham & Taft LLP